UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Seneca Foods Corporation
(Name of Issuer)
Class A Common Stock, Par Value $0.25 Per Share
(Title of Class of Securities)
817070501
(CUSIP Number)
Chris A. Rauschl, Esq.
Corporate & Securities Counsel and Assistant Secretary
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426
(763) 764-7600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	817070501

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). General Mills, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		346,570

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		346,570

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	346,570

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	817070501

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). The Pillsbury Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		346,570

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		346,570

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	346,570

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
Introduction
     This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Grand Metropolitan Public Limited Company and The Pillsbury Company with the Securities and Exchange Commission (the “SEC”) on March 22, 1996 (the “Initial Schedule 13D”) relating to the shares of Class A Common Stock, par value $0.25 per share (the “Class A Common Stock”), of Seneca Foods Corporation, a New York corporation (the “Issuer”). On October 31, 2001, General Mills, Inc., a Delaware corporation (the “Parent”), acquired The Pillsbury Company. The Pillsbury Company was subsequently converted into a Delaware limited liability company and is now The Pillsbury Company, LLC (“TPC”). The Parent and TPC are sometimes referred to herein as the Reporting Persons.
     The Initial Scheduled 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer
     Based solely on the Issuer’s most recent filing with the SEC, there are 9,572,709 shares of Class A Common Stock outstanding. The Reporting Persons beneficially own 346,570 shares of Class A Common Stock. The Reporting Persons ceased to beneficially own more than 5% of the Class A Common Stock in approximately July 2009 after the Issuer issued additional shares of Class A Common Stock.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2010

General Mills, Inc.	The Pillsbury Company, LLC
/s/ Kofi A. Bruce	/s/ Kofi A. Bruce
By Kofi A. Bruce	By Kofi A. Bruce
Its Vice President, Treasurer	Its Treasurer